EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three
	Months Ended
	March 31,	Year Ended December 31,
(in millions)	2016	2015	2014	2013	2012	2011
Earnings:
Net income	$110	$888	$1,450	$828	$830	$858
Income tax provision	(187)	(27)	345	268	237	440
Fixed charges	316	1,284	1,206	1,012	931	919
Pre-tax earnings required to cover
the preferred stock dividend
of consolidated subsidiaries	(3)	(14)	(15)	(16)	(15)	(17)
Total earnings	$236	$2,131	$2,986	$2,092	$1,983	$2,200
Fixed charges:
Interest on short-term
borrowings and long-term
debt, net	$300	$1,218	$1,140	$942	$859	$846
Interest on capital leases	1	4	6	7	9	16
AFUDC debt	12	48	45	47	48	40
Pre-tax earnings required to
cover the preferred stock
dividend of consolidated
subsidiaries	3	14	15	16	15	17
Total fixed charges	$316	$1,284	$1,206	$1,012	$931	$919
Ratios of earnings to
fixed charges	0.75 (1)	1.66	2.48	2.07	2.13	2.39

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage of $80 million.

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, "earnings" represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.